Exhibit 99.1

 Second Quarter 2016 Earnings PresentationAugust 5, 2016

 This presentation contains forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this presentation, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “is likely to,” “may,” “plan,” “potential,” “predict,” “projected,” “should” or “will” or the negative of such terms or other similar expressions or terminology. Such statements reflect the current views of the Company with respect to future events and are subject to risks, uncertainties and assumptions about the Company and its subsidiaries and investments, including, among other things, the development of its business, trends in its operating industry, and future capital expenditures. In light of these risks, uncertainties and assumptions, the events or circumstances referred to in the forward-looking statements may not occur. None of the future projections, expectations, estimates or prospects in this presentation should be taken as forecasts or promises nor should they be taken as implying any indication, assurance or guarantee that the assumptions on which such future projections, expectations, estimates or prospects have been prepared are correct or exhaustive or, in the case of the assumptions, fully stated in the presentation. Atlantica Yield plc undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or developments or otherwise.Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others: changes in general economic, political, governmental and business conditions globally and in the countries in which the Company does business; decreases in government expenditure budgets, reductions in government subsidies or adverse changes in laws affecting the Company’s businesses and growth plan; challenges in achieving growth and making acquisitions; inability to identify and/or consummate future acquisitions; legal challenges to regulations, subsidies and incentives that support renewable energy sources; extensive governmental regulation in a number of different jurisdictions; changes in prices, including increases in the cost of energy, natural gas, oil and other operating costs; counterparty credit risk and failure of counterparties to the Company’s offtake agreements to fulfill their obligations; inability to replace expiring or terminated offtake agreements with similar agreements; new technology or changes in industry standards; inability to manage exposure to credit, interest rate, exchange rate, supply and commodity price risks; reliance on third-party contractors and suppliers; failure to maintain safe work environments; insufficient insurance coverage and increases in insurance cost; litigation and other legal proceedings; reputational risk; revocation or termination of the Company’s concession agreements; variations in market electricity prices; unexpected loss of senior management and key personnel; changes to our relationship with Abengoa, S.A.; developments at Abengoa S.A.; weather conditions; failure of newly constructed assets to perform as expected; failure to receive dividends from assets; changes in our tax position; unanticipated outages at our generation facilities; the condition of capital markets generally and our ability to access capital markets; adverse results in current and future litigation and our ability to maintain and grow our quarterly dividends. Furthermore, any dividends are subject to available capital, market conditions, and compliance with associated laws and regulations. These factors should be considered in conjunction with information regarding risks and uncertainties that may affect the Company’s results included in the Company’s filings with the U.S. Securities and Exchange Commission at www.sec.govShould one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or targeted.This presentation includes certain non-GAAP (Generally Accepted Accounting Principles) financial measures which have not been subject to a financial audit for any period. We present non-GAAP financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. The non-GAAP financial measures may not be comparable to other similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-GAAP financial measures and ratios are not measurements of our performance or liquidity under IFRS as issued by the IASB and should not be considered as alternatives to operating profit or profit for the year or any other performance measures derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities.The CAFD and other guidance included in this presentation are estimates as of August 5, 2016. These estimates are based on assumptions believed to be reasonable as of that date. Atlantica Yield plc. disclaims any current intention to update such guidance, except as required by law.   DISCLAIMER

  Key Messages      Strong CAFD generation of $39.6M for the quarter, on track to meet guidance           Excellent operating results in the first half of the year with Revenues of $468M (+52%) and Further Adjusted EBITDA including unconsolidated affiliates of $363M (+37%)     Dividend reinstated with $0.29 per share declared    Continuous progress in gaining autonomy and managing sponsor-related risks, delivering on the plan for 2016      Solid operating cash flow of $118M in the six month period, +49% vs previous year

 1. Financial Results  2. Strategic Update  3. Q&A  AGENDA   Appendix

 1. Financial Results

     3 monthsJune 15  190.3  159.6  84%  44.6      ∆  +37.3%  +30.1%  (11.2%)      6 monthsJune 15  308.6  264.8  86%  83.1      ∆  +51.6%  +36.9%          HIGHLIGHTSSolid Operating Results for the Second Quarter  Revenue  Further Adjusted EBITDA incl. unconsolidated affiliates(1)  Margin  3 monthsJune 16  261.3  207.6  79%  6 monthsJune 16  467.7  362.5  78%  (29.8%)  CAFD  39.6  58.3(2)  US $ in millions   (1) Further Adjusted EBITDA including unconsolidated affiliates includes the dividend from our preferred equity investment in Brazil ($0M for the six-month period ended June 30, 2016 and $9.2M for the six-month period ended June 30, 2015) and our share in EBITDA of unconsolidated affiliates ($4.5M related to Honaine for the six-month period ended June 30, 2016 and $3.9M related to Honaine + $3.2M related to Helioenergy for the six-month period ended June 30, 2015).(2) Includes the impact of a one-time partial refinancing of ATN2 amounting to $14.9M for the six-month period ended June 30, 2016.

Q2 2016 Earnings Presentation

Atlantica Yield

HIGHLIGHTS

Good Results Across all Segments

US $ in millions

	NORTH AMERICA			SOUTH AMERICA			EMEA		
	6 months June 16	6 months June 15	Δ	6 months June 16	6 months June 15	Δ	6 months June 16	6 months June 15	Δ
Revenue	**165.8**	**150.2**	10%	**58.0**	**50.6**	15%	**243.9**	**107.8**	126%
Further Adjusted **EBITDA** incl. unconsolidated affiliates(1)	**141.2**	**137.3**	3%	**48.1**	**51.6**	-7%	**173.3**	**75.9**	128%
Margin	85%	91%		83%	102%		71%	70%	

US $ in millions

	RENEWABLES			CONVENTIONAL			TRANSMISSION			WATER		
	6 months June 16	6 months June 15	Δ	6 months June 16	6 months June 15	Δ	6 months June 16	6 months June 15	Δ	6 months June 16	6 months June 15	Δ
Revenue	**342.4**	**193.4**	77%	**65.5**	**65.4**	0%	**46.9**	**39.2**	20%	**12.9**	**10.6**	22%
Further Adjusted **EBITDA** incl. unconsolidated affiliates(1)	**257.4**	**159.2**	62%	**53.7**	**53.3**	1%	**39.4**	**41.9**	-6%	**12.0**	**10.4**	15%
Margin	75%	82%		82%	82%		84%	107%		93%	99%	

(1) Further Adjusted EBITDA including unconsolidated affiliates includes the dividend from our preferred equity investment in Brazil ($0M for the six-month period ended June 30, 2016 and $9.2M for the six-month period ended June 30, 2015) and our share in EBITDA of unconsolidated affiliates ($4.6M related to Honaine for the six-month period ended June 30, 2016 and $3.9M related to Honaine + $3.2M related to Helioenergy for the six-month period ended June 30, 2015).

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     KEY OPERATIONAL METRICSOperating Performance in Line with Expectations      GWh produced  6 months June 16  1,488  6 months June 15  1,083          GWh produced  Electric availability  6 months June 16  1,150  6 months June 15  1,223  95.0%(2)  101.8%          Availability  6 months June 16  6 months June 15  99.9%  99.9%          Availability  6 months June 16  102.1%  6 months June 15  100.7%  RENEWABLES    TRANSMISSION    WATER    CONVENTIONAL    MW in operation  300  300  Mft3 in operation  10.5  10.5  Miles in operation  1,099  1,099  MW in operation  1,441  1,241  Availability refers to actual availability divided by contracted levels.Conventional availability was impacted by a scheduled major maintenance in February 2016, which occurs periodically.  (1)  (1)  (1)

 CASH FLOWOperating Cash-Flow grew +49%           Net change in cash  OPERATING CASH FLOW  US $ in millions   H1 2016  H1 2015  Further Adjusted EBITDA incl. unconsolidated affiliates  (7.1)  (4.5)  Share in EBITDA of unconsolidated affiliates  Interest paid  Variations in working capital     Non-monetary adjustments and other  INVESTING CASH FLOW  FINANCING CASH FLOW   264.8  362.5  (131.4)  (169.0)  0.4  (47.4)  (30.1)  79.3  (571.9)  (22.5)  675.0  (62.5)  182.4  32.9  (41.0)  117.9    49%

     LIQUIDITYStrong Liquidity Position      US $ in millions  Corporate cash at Atlantica Yield  84.9  Cash at project companies   - Restricted - Unrestricted  STFI(1) at project companies  469.7  210.6259.1  As of June 30,2016  80.0    634.6  STFI stands for Short Term Financial Investments (restricted).  CASH POSITION   TOTAL LIQUIDITY    45.5  469.2  191.3277.9  As of December 31,2015  77.1    591.8

 FINANCINGConservative Leverage at Holding Company Level        US $ in millions  Net corporate debt (1)  581.4  Net project debt (1)  Net corporate debt / CAFD pre corporate debt service(2)  5,042.4  As of June 30,2016  2.7x  DEBT POSITION    619.0  5,001.4  As of December 31,2015  2.9x  Net debt corresponds to gross debt including accrued interest less cash and cash equivalents.Based for both dates shown on mid-point of guidance for CAFD pre corporate debt service for the year 2016.

 FINANCINGNet Debt Bridge      Operating cash flow before interest paid.  5,624  5,620  287  63  19  169  Other(Accrued interest, etc)  Interest paid  Operations(1)  40  Currency translation differences    Closing of the acquisition of 13% stake in Solacor 1/2 in Q1  In $ millions  JUN 16  DEC 15

 2. Strategic Update

Q2 2016 Earnings Presentation

Atlantica Yield

2016 STRATEGIC OBJECTIVES

Progress on Key Initiatives

FOCUS REMAINS ON **EXECUTION**

1 Continuous progress on risk mitigation related to current sponsor

- **Continuous progress on waivers**
- **Preferred equity investment in Brazil**
- **Other**

2 Achieve full autonomy

Achieve complete autonomy from Abengoa

- Separation of back-office completed
- IT split progressing as expected, planned to be completed by year end

3 Growth

Acquisition of a 1 MW solar PV plant in Spain, under the ROFO agreement, co-located with existing assets.
12% expected IRR and CAFD yield

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   DIVIDENDDividend reinstated  The Board of Directors has decided to approved a dividend for Q1 and Q2 2016.The Board has decided to prudently use the lower range of guidance for the year and to approve the dividend for the proportional part of assets which do not require any waivers or forbearances.As a result, a total dividend of $0.29 per share was approved ($0.145 per share for Q1 2016 and $0.145 per share for Q2 2016).Upcoming quarterly dividends expected to be reviewed based on additional waivers and forbearances

 3. Q&A

 Appendix

 RECONCILIATIONEBITDA to CAFD Reconciliation          ATN2 refinancing  CASH GENERATED  US $ in millions   H1 2016  H1 2015  (7.1)  (4.5)  Share in EBITDA of unconsolidated affiliates  Interest and income tax paid  Change in other assets and liabilities  Principal amortization of indebtedness  Further Adjusted EBITDA incl. unconsolidated affiliates  264.8  362.5  (132.3)  (165.0)  (3.4)  (47.1)  (50.7)  (68.1)  19.7  24.6  -  14.9  Deposits in/withdrawals from restricted accounts  (6.6)  (21.9)  (45.0)  (30.9)  Non-monetary adjustments  Change in non-restricted cash at project companies  63.3  18.9  CAFD (1)  83.1  58.3  (1) Includes the impact of a one-time partial refinancing of ATN2 amounting to $14.9 M for the six-month period ended June 30, 2016.  -  5.0  Dividends from unconsolidated affiliates  Dividends paid to non-controlling interest  -  (5.5)

Q2 2016 Earnings Presentation
HISTORICAL FINANCIAL REVIEW

Atlantica Yield

Key Financials by Quarter

Key Financials (US $ in thousands)	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	FY 2015	1Q16	2Q16
Revenues	**99,505**	**93,380**	**118,304**	**190,265**	**267,345**	**214,967**	**790,881**	**206,376**	**261,302**
F.A. EBITDA margin (%)	*89.7%*	*87.4%*	*88.9%*	*83.9%*	*81.8%*	*71.2%*	*80.5%*	*75.0%*	*79.5%*
Further Adj. EBITDA incl. unconsolidated affiliates	**89,253**	**81,598**	**105,186**	**159,600**	**218,650**	**153,074**	**636,510**	**154,879**	**207,645**
ABY pro-rata share of EBITDA from unconsolidated affiliates	-	-	(5,477)	(1,622)	(2,121)	(3,071)	(12,291)	(2,332)	(2,193)
Further Adjusted EBITDA	**89,253**	**81,598**	**99,709**	**157,978**	**216,529**	**150,003**	**624,219**	**152,547**	**205,452**
Dividends from unconsolidated affiliates	-	-	-	-	4,163	254	4,417	-	4,984
Non-monetary items	(8,631)	(9,748)	(21,229)	(23,741)	(21,447)	(24,993)	(91,410)	(18,356)	(12,563)
Interest and income tax paid	(15,078)	(67,886)	(19,291)	(113,023)	(46,161)	(131,759)	(310,234)	(27,613)	(137,372)
Principal amortization of indebtedness net of new indebtedness at project level	(10,058)	(11,556)	(8,790)	(41,873)	(38,573)	(86,153)	(175,389)	(14,254)	(53,851)
Deposits into/withdrawals from debt service accounts	(10,572)	(884)	(211)	(6,352)	(10,090)	(183)	(16,837)	(34,155)	12,291
Change in non-restricted cash at project companies	(16,748)	29,139	16,255	47,092	(62,285)	71,155	72,217	(41,090)	59,969
Dividends paid to non-controlling interests	-	-	-	-	(4,665)	(3,642)	(8,307)	-	(5,479)
Changes in other assets and liabilities	(38)	7,738	(27,944)	24,516	21,105	62,143	79,821	(13,237)	(33,824)
Asset refinancing	-	-	-	-	-	-	-	14,893	-
Cash Available For Distribution (CAFD)	**28,127**	**28,401**	**38,500**	**44,595**	**58,576**	**36,825**	**178,496**	**18,736** [3]	**39,607**
Dividends declared [1]	23,696	20,736	34,074	40,087	43,093	-	117,254	-	29,063[4]
# of shares at the end of the period	80,000,000	80,000,000	80,000,000	100,217,260	100,217,260	100,217,260	100,217,260	100,217,260	100,217,260
DPS (in $ per share)	**0.2962**	**0.2592**	**0.3400**	**0.4000**	**0.4300**	**-**	**1.1700**	**-**	0.2900[4]
Debt details (US $ in millions)									
Project debt	2,487.1	3,823.1	3,796.7	5,241.2	6,042.6	5,470.7	5,470.7	5,666.8	5,512.1
Project cash	(178.9)	(198.8)	(182.5)	(373.3)	(618.9)	(469.2)	(469.2)	(529.4)	(469.7)
Net project debt	**2,308.2**	**3,624.3**	**3,614.1**	**4,867.9**	**5,423.7**	**5,001.5**	**5,001.5**	**5,137.4**	**5,042.4**
Corporate debt	-	378.5	376.1	377.1	668.7	664.5	664.5	669.9	666.3
Corporate cash	(86.2)	(155.4)	(84.9)	(154.8)	(43.6)	(45.5)	(45.5)	(45.4)	(84.9)
Net corporate debt	**(86.2)**	**223.1**	**291.2**	**222.3**	**625.1**	**619.0**	**619.0**	**624.5**	**581.4**
Total net debt	**2,222.0**	**3,847.4**	**3,905.3**	**3,090.2**	**6,048.8**	**5,620.5**	**5,620.5**	**5,761.9**	**5,623.8**
Net Corporate Debt/CAFD pre corporate interests [2]	**na**	**2.2x**	**1.8x**	**1.3x**	**2.2x**	**2.9x**	**2.9x**	**2.9x**	**2.7x**

(1) Dividends are paid to shareholders in the quarter after they are declared;
(2) Ratios presented are the ratios shown on each quarter's earnings presentations;
(3) Includes the impact of a one-time partial refinancing of ATN2.
(4) Dividend declared on August 3 2016 is the sum of $0.145 per share corresponding to the first quarter of 2016 and $0.145 per share corresponding to the second quarter of 2016.

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Q2 2016 Earnings Presentation

Atlantica Yield

HISTORICAL FINANCIAL REVIEW

Segment Financials by Quarter

Revenue	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	FY 2015	1Q16	2Q16
by Geography US $ in thousands									
NORTH AMERICA	50,040	48,646	55,943	94,214	109,654	68,328	328,139	65,232	100,617
SOUTH AMERICA	24,322	23,014	24,405	26,227	29,617	32,231	112,480	29,008	28,973
EMEA	25,143	21,720	37,956	69,824	128,074	114,408	350,262	112,135	131,712
by Business Sector									
RENEWABLES	51,599	40,791	63,680	129,747	204,412	145,173	543,012	141,166	201,246
CONVENTIONAL	28,073	33,556	31,330	34,009	34,676	38,702	138,717	35,179	30,289
TRANSMISSION	19,833	19,033	19,159	20,079	22,046	25,109	86,393	23,530	23,383
WATER	-	-	4,136	6,429	6,211	5,983	22,759	6,501	6,384
Total Revenue	99,505	93,380	118,304	190,265	267,345	214,967	790,881	206,376	261,302

Further Adj. EBITDA incl. unconsolidated affiliates	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	FY 2015	1Q16	2Q16
by Geography									
NORTH AMERICA	49,014	42,697	50,941	86,356	94,739	47,523	279,559	51,212	89,959
	97.9%	87.8%	91.1%	91.7%	86.4%	69.6%	85.2%	78.5%	89.4%
SOUTH AMERICA	24,323	23,399	24,998	26,625	29,171	30,111	110,905	24,062	23,996
	100.0%	101.7%	102.4%	101.5%	98.5%	93.4%	98.6%	82.9%	82.8%
EMEA	15,916	15,502	29,247	46,619	94,739	75,441	246,046	79,605	93,690
	63.3%	71.4%	77.1%	66.8%	74.0%	65.9%	70.2%	71.0%	71.1%
by Business Sector									
RENEWABLES	44,114	33,131	52,760	106,404	162,971	95,022	417,157	102,170	155,253
	85.5%	81.2%	82.9%	82.0%	79.7%	65.5%	76.8%	72.4%	77.1%
CONVENTIONAL	24,834	28,511	26,961	26,358	26,937	27,415	107,671	27,079	26,655
	88.5%	85.0%	86.1%	77.5%	77.7%	70.8%	77.6%	77.0%	88.0%
TRANSMISSION	20,305	19,956	20,529	21,326	22,885	24,307	89,047	19,410	19,948
	102.4%	104.8%	107.2%	106.2%	103.8%	96.8%	103.1%	82.5%	85.3%
WATER	-	-	4,936	5,512	5,856	6,331	22,635	6,220	5,789
			119.4%	85.7%	94.3%	105.8%	99.5%	95.7%	90.7%
Total Further Adj. EBITDA incl. unconsolidated affiliates	89,253	81,598	105,186	159,600	218,649	153,075	636,510	154,879	207,645
	89.7%	87.4%	88.9%	83.9%	81.8%	71.2%	80.5%	75.0%	79.5%

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Q2 2016 Earnings Presentation

Atlantica Yield

HISTORICAL FINANCIAL REVIEW

Key Performance Indicators

Capacity in operation (at the end of the period)		3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	FY 2015	1Q16	2Q16
RENEWABLES	(MW)	430	891	991	1,241	1,441	1,441	1,441	1,441	1,441
CONVENTIONAL	(electric MW)	300	300	300	300	300	300	300	300	300
TRANSMISSION	(Miles)	1,018	1,018	1,018	1,099	1,099	1,099	1,099	1,099	1,099
WATER	(Mft^3/day)	-	-	10.5	10.5	10.5	10.5	10.5	10.5	10.5
Production / Availability										
RENEWABLES	(GWh)	300	184	319	764	958	495	2,536	514	974
CONVENTIONAL[1]	(GWh)	640	629	628	616	601	620	2,465	529	621
	(availability %)	104.6%	101.0%	101.7%	101.9%	101.7%	101.5%	101.7%	87.5%	102.5%
TRANSMISSION[2]	(availability %)	100.0%	100.0%	99.9%	99.8%	99.3%	100.0%	99.9%	99.9%	99.9%
WATER[2]	(availability %)	-	-	96.8%	103.2%	101.6%	102.5%	101.5%	101.5%	102.7%

(1) Conventional availability refers to operational MW over contracted MW with Pemex.
(2) Availability for transmission lines is calculated over contracted levels and availability for water refers to availability over target levels.

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       3Q14  4Q14  1Q15  2Q15  3Q15  4Q15      FY 2015    1Q16  2Q16                                      US     28.1%  14.4%  14.3%  33.7%  34.5%  17.1%      24.9%    17.3%  36.4%   Spain     34.3%  8.1%  15.1%  30.6%  31.3%  8.6%      21.0%    14.2%  27.0%   Kaxu            26.0%  31.1%      29.3%(2)    42.2%  25.8%                              WIND (Uruguay)     42.8%  38.0%  27.3%  34.4%  41.9%  39.3%      35.8%    31.6%  32.2%  SOLAR                                                                                                                      Historical Capacity Factors (1)  HISTORICAL FINANCIAL REVIEWCapacity Factors  Historical Capacity Factors calculated from the date of entry into operation or the acquisition of each asset. Some capacity factors are not indicative of a full period of operations.Average capacity factor in Kaxu for 2015 calculated from August 1, 2015.

Q2 2016 Earnings Presentation

Atlantica Yield

STABLE CASH FLOWS

Long-dated Contracts with Credit Worthy Counterparties

LONG-TERM CONTRACTS

21

Weighted average years remaining (2)

HIGH QUALITY OFFTAKERS

+95%

Investment grade offtakers (1)

LOW DEPENDENCE ON NATURAL RESOURCES



- **36%** PRODUCTION-BASED
- **64%** AVAILABILITY-BASED

Note: All amounts based on run-rate CAFD excluding Brazil (ACBH) and no acquisitions.

(1) Based on Moody's rating. Offtakers for Quadra 1&2, Honaine, Skikda and ATN2 are unrated. Offtaker for ATN and ATS is the Ministry of Energy of the Government of Peru, for Spanish assets is the Government of Spain and for Kaxu is the Republic of South Africa.

(2) Represents weighted average years remaining as of June 30, 2016.

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 TAIL PERIODSRemaining Project Life after Debt Amortization    PPAs with predefined prices for 21 years on average Additionally, “second life” (merchant or additional PPA) after existing PPA in all assets excluding ATN and ATS     PPA expiration year      Contract term(1)  Project debt term  Year  (1) Regulation in the case of Spain.  2016

Q2 2016 Earnings Presentation

Atlantica Yield

SIZEABLE AND DIVERSIFIED ASSET PORTFOLIO

Portfolio Breakdown

CURRENCY(1)

93 % **Denominated in USD**

SECTOR



- 73% Renewable
- 18% Conventional
- 6% Transmission
- 3% Water

GEOGRAPHY



- 44% North America
- 37% Europe
- 10% South America
- 9% RoW

~ **90%** of long term interest rate in projects is fixed or hedged

Note: All amounts based on run-rate CAFD excluding Brazil (ACBH) and no acquisitions.
(1) Including the effect of the currency swap agreement signed with Abengoa.

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   2016  2017  2018  2019  2020  Thereafter  Total(1)  NORTH AMERICA  52.6  54.3  60.3  70.0  80.2  1,569.8  1,887.2  SOUTH AMERICA  15.5  19.7  21.3  23.8  26.6  771.4  878.3  EMEA  106.9  117.0  128.0  136.1  141.1  2,055.4  2,684.5  Total  175.0  191.0  209.6  229.9  247.9  4,396.6  5,450.0  US $ in millions        PROJECT DEBT Repayment Schedule as of December 31, 2015     2016  2017  2018  2019  2020  Thereafter  Total(1)  RENEWABLES  131.7  146.3  172.4  184.0  192.7  3,268.9  4,096.0  CONVENTIONAL  26.5  26.1  16.8  23.2  30.1  492.4  615.1  TRANSMISSION  12.0  13.6  15.2  17.3  19.5  613.9  691.5  WATER  4.8  5.0  5.2  5.4  5.6  21.4  47.4  Total  175.0  191.0  209.6  229.9  247.9  4,396.6  5,450.0          Does not include $20.7M of accrued interest. Exchange rates as of December 31, 2015: (EUR/USD = 1.0862)

         US $ in millions  2019 Notes  Credit Facility Tranche A Tranche B  Maturity  November 2019  Amount(As of June 30, 2016)  254.7  Total  666.3  December 2018  123.6  December 2017  288.0  CORPORATE DEBT DETAILSCorporate Debt as of June 30, 2016

Q2 2016 Earnings Presentation

Atlantica Yield

SIZEABLE AND DIVERSIFIED ASSET PORTFOLIO

RENEWABLE ENERGY

ASSET	TYPE	STAKE	LOCATION	GROSS CAPACITY	OFFTAKER	RATING [2]	YEARS CONTRACT LEFT	CCV
Solana		100% [1]	USA (Arizona)	280 MW	APS	A-/A2/A-	28	USD
Mojave		100%	USA (California)	280 MW	PG&E	BBB/Baa1/BBB+	24	USD
Solaben 2/3		70%	Spain	2x50 MW	Kingdom of Spain	BBB+/Baa2/BBB+	22/21	USD [6]
Solacor 1/2		87%	Spain	2x50 MW	Kingdom of Spain	BBB+/Baa2/BBB+	21	USD [6]
PS 10/20		100%	Spain	31 MW	Kingdom of Spain	BBB+/Baa2/BBB+	16/18	USD [6]
Helioenergy 1/2		100%	Spain	2x50 MW	Kingdom of Spain	BBB+/Baa2/BBB+	22	USD [6]
Helios 1/2		100%	Spain	2x50 MW	Kingdom of Spain	BBB+/Baa2/BBB+	21/22	USD [6]
Solnova 1/3/4		100%	Spain	3x50 MW	Kingdom of Spain	BBB+/Baa2/BBB+	19/19/20	USD [6]
Solaben 1/6		100%	Spain	2x50 MW	Kingdom of Spain	BBB+/Baa2/BBB+	23	USD [6]
Seville PV		80%	Spain	1 MW	Kingdom of Spain	BBB+/Baa2/BBB+	18	USD [6]
Kaxu		51%	South Africa	100 MW	Eskom	BBB-/Baa2/BBB- [4]	19	ZAR
Palmatir		100%	Uruguay	50 MW	UTE	BBB/Baa2/BBB- [4]	18	USD
Cadonal		100%	Uruguay	50 MW	UTE	BBB/Baa2/BBB- [4]	19	USD

(1) Liberty Interactive Corporation holds $300M in Class A membership interests in exchange for a share of the dividends and the taxable loss generated by Solana.
(2) Reflects the counterparty's issuer credit ratings issued by Standard & Poor's Ratings Services ("S&P"), Moody's Investors Service Inc. ("Moody's"), and Fitch Ratings Ltd ("Fitch"), respectively.
(3) USD denominated but payable in local currency.
(4) Kaxu refers to the credit rating of the Republic of South Africa, and for Palmatir and Cadonal it refers to the credit rating of Uruguay, as UTE is unrated.
(5) During the initial 5-year period, we have the right to receive, in four quarterly installments, a preferred dividend of $18.4 million per year.
(6) Gross cash received in Euros is dollarized through a currency swap contract with Abengoa S.A.

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Q2 2016 Earnings Presentation

Atlantica Yield

SIZEABLE AND DIVERSIFIED ASSET PORTFOLIO (Cont'd)

	ASSET	TYPE	STAKE	LOCATION	GROSS CAPACITY	OFFTAKER	RATING (2)	YEARS CONTRACT LEFT	CCY
CONVENTIONAL POWER	ACT		100%	Mexico	300 MW	Pemex	BBB+/Baa3/BBB+	17	USD (3)
ELECTRICAL TRANSMISSION	ATN		100%	Peru	362 miles	Peru	BBB+/A3/BBB+	25	USD (3)
	ATS		100%	Peru	569 miles	Peru	BBB+/A3/BBB+	28	USD (3)
	ATN 2		100%	Peru	81 miles	Las Bambas	Not rated	17	USD (3)
	Quadra 1&2		100%	Chile	81 miles	Sierra Gorda	Not rated	19	USD (3)
	Palmucho		100%	Chile	6 miles	Endesa Chile	BBB+/Baa2/BBB+	22	USD (3)
WATER	Skikda		34%	Algeria	3.5 Mft^3/day	Sonatrach & ADE	Not rated	18	USD (3)
	Honaine		26%	Algeria	7 Mft^3/day	Sonatrach & ADE	Not rated	22	USD (3)
PREFERRED INSTRUMENT	Exchangeable Preferred Equity in ACBH		-	Brazil	$18.4 M p.a. (5)	-	N/A; dividend subordination	-	USD

(1) Liberty Interactive Corporation holds $300M in Class A membership interests in exchange for a share of the dividends and the taxable loss generated by Solana.
(2) Reflects the counterparty's issuer credit ratings issued by S&P, Moody's and Fitch, respectively.
(3) USD denominated but payable in local currency.
(4) For Kaxu is the credit rating of the Republic of South Africa, and for Palmatir and Cadonal it refers to the credit rating of Uruguay, as UTE is unrated.
(5) During the initial 5-year period, we have the right to receive, in four quarterly installments, a preferred dividend of $18.4 million per year.
(6) Gross cash in Euros dollarized through a currency swap contract with Abengoa

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